May 3, 2022

VIA EDGAR AND COURIER DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Katherine Bagley and Lilyanna Peyser

Re: Creek Road Miners, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed March 11, 2022

File No. 333-262304

Ladies and Gentlemen:

On behalf of our client, Creek Road Miners, Inc.. (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 8, 2022 relating to the above-referenced Registration Statement on Form S-1/A (the “Amended Filing”). The Company is concurrently submitting an amended Registration Statement on Form S-1/A (the “Further Amended Filing”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Amended Filing), all page references herein correspond to the pages of the Further Amended Filing. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amended Filing.

Prospectus Summary, page 1

1.	We note your response to comment 2, including that “[t]o the extent the Company expands its mining operations to include additional crypto assets, it will evaluate the financial merits of such crypto assets based on a number of factors, including the anticipated profitability and price stability of such crypto assets and the Company’s determination as to whether such assets constitute securities as defined in Section 2(a)(1) of the Securities Act.” Please amend the disclosure in your filing to clarify that you may consider expanding your mining operations to additional crypto assets in the future, and to describe the factors you will consider in making this decision. As a related matter, we note your amended disclosure that “we may sell the Bitcoin we mine as necessary for operations or as dictated by market conditions.” Please amend your disclosure to provide additional detail describing the operational and market conditions under which you would sell your Bitcoin. Relatedly, we note that your disclosure that you intend to hold your mined Bitcoin appears contradictory to your statement that you intend to pay your remaining commitments of approximately $4.4 million monthly from the sale of Bitcoin or with earned Bitcoin; please advise or revise.

Please see the amended disclosure at pages 1 and 2 of the Further Amended Filing.

Strategic Initiatives, page 3

2.	We note your response to comment 9 describing your plans to acquire oil and gas producing assets in 2022. Please amend the disclosure in your filing to include the substance of your response.

Please see the amended disclosure at page 3 of the Further Amended Filing.

Risk Factors, “Bitcoin has forked multiple times . . .”, page 17

3.	We note your amended disclosure in response to comment 10, but it was not completely responsive to our comment. Please describe the risks, if any, related to airdrops, or tell us why you do not believe you are required to do so.

Please see the additional risk factor at page 17 of the Further Amended Filing.

General

4.	We note your response to comment 14, including that “[a]s the Company no longer has an NFT business, it does not believe a legal analysis relating thereto is necessary.” We are not persuaded by your response. Therefore, please provide a legal analysis as to why your sales of NFTs did not involve the offer and sale of securities within the meaning of Section 2(a)(1) of the Securities Act.

Section 2(a)(1) of the Securities Act defines a ‘security’ as “any note, stock, treasury stock, security future, security-based swap, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security…or, in general, any interest or instrument commonly known as a ‘security.’”1

The Commission has taken the position that many digital assets are securities under the Securities Act and the Exchange Act because they are investment contracts. NFTs (non-fungible tokens) are unique digital assets that, unlike cryptocurrency tokens, cannot be exchanged for one another. They provide an immutable record of ownership of the digital asset through its recordation on a blockchain. The Company offered NFTs for sale as an add-on to the purchase of certain collectibles by offering a digital representation of the purchased collectible. NFTs were a small part of the Company’s business model in 2021, and are no longer offered by the Company. Only $975 in revenue was generated in total from the Company’s sale of NFTs.2

1 Securities Act of 1933 §2(a)(1).

2 See Exhibit A - NFT sales records.

Beginning with the Supreme Court case SEC v. W.J. Howey Company,3 federal courts and the Commission have defined investment contracts to include a contract, transaction or scheme that meets all four of the following elements: (1) an investment of money, (2) in a common enterprise, (3) with the reasonable expectation of profits (4) solely (or, according to the lower courts, primarily)4 form the efforts of others (the “Howey test”). In addition to this Howey test, in 2019 the SEC Strategic Hub for Innovation and Financial Technology released the “Framework for ‘Investment Contract’ Analysis of Digital Assets” (the “Framework”)5 which provides a detailed framework for the analysis of the status of digital assets.

The Commission has taken the position that the investment does not have to be in the form of “money”, but can be “any specific consideration in return for a separate financial interest with the characteristics of a security.”6 The first factor of the Howey test is typically satisfied in an offer and sale of a digital asset because the digital asset is purchased or otherwise acquired in exchange for value, whether in the form of fiat currency or another digital asset as consideration.7 The Company’s sale of NFTs was made through credit card purchase using fiat currency, and clearly meets the requirement of an investment of money.

The second factor of the Howey Test requires a common enterprise. Most courts have interpreted this to require horizontal commonality, involving a pooling of assets from multiple investors all sharing in the profits and risks of the enterprise.8 Some courts have held that vertical commonality is sufficient to find a common enterprise, where the investor’s fortunes are tied to the issuer’s success rather than that of similarly situated investors.9 NFTs are unique digital assets, and the value of NFTs issued by the Company are not tied to those of other Company NFT purchasers. There is no prorata sharing of profits and losses, nor is there a required pooling of investor assets found in cases of horizontal commonality. Similarly, the value of the Company NFTs held by investors is not tied to the profits of the Company, but rather the underlying market in the tangible collectibles represented by the NFT. Therefore, there is no vertical commonality among the Company and purchasers of its NFTs.

3 SEC v. W.J. Howey Co., 328 U.S. 293 (1946).

4 SEC v. Glenn Turner, 474 F.2d 476, 482 (9th Cir. 1973), cert. denied 414 U.S. 821 (1973); “[T]he word ‘solely’ should not be construed as a literal limitation; rather, we ‘consider whether, under all the circumstances, the scheme was being promoted primarily as an investment or as a means whereby participants could pool their own activities, their money and the promoter’s contribution in a meaningful way’.” United States v. Leonard, 529 F.3d 83, 88 (2d Cir. 2008)(quoting SEC v. Aqua-Sonic Prods Corp., 687 F. 2d 577, 582 (2d Cir. 1982) .

5 “ Framework for ‘Investment Contract’ Analysis of Digital Assets”, SEC Strategic Hub for Innovation and Financial Technology (April 3, 2019), available at https://www.sec.gov/corpfin/framework-investment-contract-analysis-digital-assets last accessed March 1, 2022.

6 International Brotherhood of Teamsters v. Daniel, 439 U.S. 551, 559 (1979).

7 “Framework for ‘Investment Contract’ Analysis of Digital Assets”, SEC Strategic Hub for Innovation and Financial Technology (April 3, 2019), available at https://www.sec.gov/corpfin/framework-investment-contract-analysis-digital-assets.

8 See, e.g., Revak v. SEC Realty Group, 18 F.3d 81 (2d Cir. 1994).

9 See, e.g., Long v. Schultz Cattle Co., 881 F.2d 129 (5th Cir. 1989).

The reasonable expectation of profit is the third factor under the Howey test. It is fair to say that while there can be variety of reasons why a purchaser would want to acquire the underlying tangible collectible, and its digital representation in the form of a NFT, the collectible market is driven by investors seeking profits in the secondary market.10 However, the Howey test requires those profits to be primarily derived from the efforts of others. “Price appreciation resulting solely from external market forces (such as general inflationary trends or the economy) impacting the supply and demand for an underlying asset generally is not considered ‘profit’ under the Howey test.”11 In the case of the Company’s NFTs, they are minted and issued by the Company to purchasers of the underlying tangible collectible. Therefore value of the NFT is tied directly to the market for the underlying tangible collectible, and the NFT acts as a record of authenticity and ownership of the underlying tangible collectible.

The Company’s brief and limited program of issuing NFTs reflects a digital asset that links the “digital twin” of the underlying tangible collectible to the record of ownership on the public blockchain. As set out in the Company’s FAQs relating to NFTs, “By buying [a Company] NFT, collectors assume complete ownership of the unique, original item. The Record is stored onto the blockchain and publicly displays your proof of ownership. For passionate collectors, this verifies authenticity and originality. NFTs are also a great way to protect your investments. Collectors and fans can digitize their collectibles and memorialize them indefinitely, without the natural wear-and-tear that comes with physical items.”12

The Company’s sale of NFTs does not evidence a common interest among purchasers of the Company’s NFTs (such as a pooling of assets or a prorata sharing of Company profits) or between the purchaser of the NFTs and the Company. Further, the value of the Company’s NFTs are not solely or primarily based upon the efforts of the Company, but rather is driven by external market forces affecting the value of the underlying collectibles. Therefore, the Company’s NFTs are not “investment contracts” under the Howey test and should not be considered “securities” within the meaning of §2(a)(1) of the Securities Act of 1933.

5.	We note your response to comment 16. Please amend your filing to include a risk factor describing the risks, if any, related to the potential sales of shares by Selling Shareholders pursuant to your S-1 effective October 4, 2021, after your change in business and prior to the filing of the relevant 10-Q describing this change.

Please see the additional risk factor at page 11 of the Further Amended Filing.

6.	We note your response to comment 15. Please amend your disclosure to affirmatively state whether you have enough cash to fund your operations for the next twelve months, and if not, whether you will need to raise additional funds. In addition, please affirmatively disclose in your filing your plan of operations for the next twelve months, the milestones you intend to reach and the timing thereof, the steps you will take to achieve each milestone, and the funds required to reach each milestone.

Please see the amended disclosure at pages 1 and 3 of the Further Amended Filing.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (214) 978 3095 or Christopher Lapp at (202) 835-6251.

Very truly yours,

Roger W. Bivans

cc:	Scott Kaufman

10 “The main issue in analyzing a digital asset under the Howey test is whether a purchaser has a reasonable expectation of profits (or other financial returns) derived from the efforts of others. A purchaser may expect to realize a return through participating in distributions or through other methods of realizing appreciation on the asset, such as selling at a gain in the secondary market.” “Framework for ‘Investment Contract’ Analysis of Digital Assets”, SEC Strategic Hub for Innovation and Financial Technology (April 3, 2019), available at https://www.sec.gov/corpfin/framework-investment-contract-analysis-digital-assets.

11 Id.

12 See Exhibit B - Company FAQs relating to NFTs

Exhibit A

	Type	Date	Num	Name	Memo	Split	Amount
400500 · NFT Sales
	Sales Receipt	06/02/2021	#18529	Wizard World Vault	2D NFT ADD-ON	120050 · Undeposited Funds	75.00
	Credit Memo	06/02/2021	#18529	Wizard World Vault	2D NFT ADD-ON	120009 · AR - Misc	-75.00
	Sales Receipt	06/03/2021	#18542	Wizard World Vault	2D NFT ADD-ON	120050 · Undeposited Funds	225.00
	Sales Receipt	06/03/2021	#18543	Wizard World Vault	2D NFT ADD-ON	120050 · Undeposited Funds	75.00
	Sales Receipt	06/03/2021	#18560	Wizard World Vault	2D NFT ADD-ON	120050 · Undeposited Funds	75.00
	Sales Receipt	06/05/2021	#18593	2020 Events:20.06.15 Harry Potter	2D NFT ADD-ON	120050 · Undeposited Funds	75.00
	Sales Receipt	06/27/2021	#18848	2020 Events:20.07.09 Supergirl	NFT ADD-ON	120050 · Undeposited Funds	125.00
	Sales Receipt	06/27/2021	#18849	2020 Events:20.07.09 Supergirl	NFT ADD-ON	120050 · Undeposited Funds	75.00
	Sales Receipt	06/27/2021	#18850	2020 Events:20.07.09 Supergirl	NFT ADD-ON	120050 · Undeposited Funds	75.00
	Sales Receipt	07/13/2021	#19337	Wizard World Vault	NFT ADD-ON	120050 · Undeposited Funds	125.00
	Sales Receipt	09/13/2021	#20470	Wizard World Vault	NFT ADD-ON	120050 · Undeposited Funds	125.00
Total 400500 · NFT Sales							975.00
TOTAL							975.00

Exhibit B

What is an NFT?

An NFT (Non-Fungible Token) is a digital asset of a physical object.

In other words, NFTs are digital representations, or “tokens,” of physical objects, such as paintings, art, posters, books, collectibles, etc. NFTs are unique in nature and, therefore, cannot be replaced by another identical item, meaning it is not “fungible.”

Being an NFT owner, means that you have full ownership over your digital representation, or “token,” and no other item of the exact kind will exist.

Why buy an NFT?

With traditional, physical collectibles, whether it be baseball cards, comic books or memorabilia, having the original item is special. NFTs create that space for collectors digitally.

By buying an NFT, collectors assume complete ownership of the unique, original item. The record is stored onto the blockchain and publicly displays your proof of ownership. For passionate collectors, this verifies authenticity and originality.

NFTs are also a great way to protect your investments. Collectors and fans can digitize their collectibles and memorialize them indefinitely, without the natural wear-and-tear that comes with physical items.